ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100

Fort Worth, Texas 76177

(817) 224-3600

July 26, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Celia A. Soehner, Esq.

Re: Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-166115)

Dear Ms. Soehner:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Entech Solar, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-166115), filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2010, as amended by Amendment No. 1 filed with the Commission on June 23, 2010, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (817) 224-3503 or Laurie A. Cerveny, Esq. of Bingham McCutchen LLP, counsel to the Registrant, at (617) 951-8527.

Very truly yours,

Entech Solar, Inc.

/s/ Charles Michel
Name: Charles Michel
Title: Chief Financial Officer